UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 19, 2006                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                           BULAKASHU OPTION AGREEMENT


THIS AGREEMENT is made as of the 6th day of January, 2006

BETWEEN:


                  BULAKASHU MINING COMPANY LTD, a Kyrgyz limited liability company with an address of 37, Baitik Baatyr St., Oktyabrskiy district, Bishkek, 720005, Kyrgyz Republic

                  (hereinafter called "BMC")

                  OF THE FIRST PART

A N D:

                  MARSA GOLD CORP., a Kyrgyz limited liability company with an address of Matrosova Street 51/4, Bishkek, 720031, Kyrgyz Republic

                  (hereinafter called "Marsa")

                  OF THE SECOND PART

A N D:

                  MAGELLAN GOLD (BVI) INC., a British Virgin Islands corporation with an address of c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands

                  (hereinafter called "Magellan")

                  OF THE THIRD PART

A N D:

                  CENTRASIA MINING CORP. (FORMERLY "BARADERO RESOURCES LTD."), a British Columbia corporation with an address of 1305 - 1090 West Georgia St., Vancouver, BC V6E 3V7, Canada

                  (hereinafter called "Centrasia")

                  OF THE FOURTH PART

A N D:

                  KANTANNA COMPANY LIMITED, a British Virgin Islands corporation with an address of Akara Bldg., 24 De Castro Street, Wickhams Cay, Road Town, Tortola, British Virgin Islands

                  (hereinafter called "Kantanna")

                  OF THE FIFTH PART

RECITALS:

A. BMC, Marsa, Magellan and Centrasia entered into an option agreement dated as of July 8, 2005 as amended by an assignment agreement dated September 14, 2005 pursuant to which Magellan as a subsidiary of Centrasia was granted an option by Marsa to acquire a 100% interest in BMC (the "BMC Agreement");

B. BMC holds Exploration Licence No. AP-48 (the "Licence") issued on March 28, 2005 by the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "Geology Agency"). The Licence is an exploration licence that permits BMC to explore for gold in the area described in a licence agreement dated March 28, 2005 between BMC and the Geology Agency (which area is hereinafter referred to as the "Bulakashu Property");

C. BMC, Marsa, Magellan and Centrasia entered into a Memorandum of Understanding dated November 23, 2005 (the "MOU") which amended the BMC Agreement in certain fundamental ways;

D. Marsa has assigned its interest in the BMC Agreement and the MOU to Kantanna; and

E. In order to effect the amendments made by the MOU and the assignment of Marsa's interest to Kantanna, the parties wish to replace the BMC Agreement with this Agreement;

NOW THEREFORE,  for and in consideration of the premises, and for other good and
valuable   consideration   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged,  the parties  hereto do hereby  agree as follows:

1. Marsa hereby confirms that it has assigned its interest in the BMC Agreement and the MOU to Kantanna, and each of BMC, Magellan and Centrasia hereby acknowledge such assignment.

2. Marsa remains the sole registered participant of BMC and, on behalf of Kantanna, hereby agrees to transfer its 100% participating interest in BMC to Magellan. Centrasia and Magellan hereby acknowledge that Marsa (on behalf of Kantanna) has caused BMC to acquire a new mineral exploration property located at Kyrgyz Republic, Issyk-Kul province, Aksu region (the "Eastern Sary-Jaz Property"). Centrasia agrees to pay any administrative costs associated with this transfer of ownership. In consideration for the acquisition of BMC by its subsidiary, Magellan, and for the consequent acquisition of the Eastern Sary-Jaz Property, Centrasia hereby agrees to issue to Kantanna 200,000 common shares in the capital of Centrasia (the "MOU Shares"). Centrasia will cause the MOU Shares to be issued within five business days of the date it receives notice that the transfer of Marsa's 100% participating interest in BMC to Magellan has been made.

3. Upon the transfer of Marsa's 100% participating interest in BMC to Magellan, the following agreements referenced in the BMC Agreement shall be terminated:

         (a)      The Marsa Guarantee; and
         (b)      The Marsa Pledge;

         and all of Marsa's rights and obligations under the BMC Agreement and the MOU will be terminated.

4. Centrasia, Magellan, BMC and Marsa hereby acknowledge that, although Magellan is acquiring ownership of BMC (and thus ownership of the Eastern Sary-Jaz Property), beneficial ownership of the Bulakashu Property belongs to Kantanna. BMC will continue to hold title to the Bulakashu Property but on the basis that it is being held in trust for Kantanna. Accordingly, Kantanna hereby grants BMC an option to acquire up to a 100% beneficial interest in the Bulakashu Property (the "Option").

5. The parties acknowledge that to date Centrasia has in respect of the BMC Agreement, done the following:

         (a) issued to Marsa 400,000 shares in the capital of Centrasia as follows:
                  --------------------------------------------------------------
                                                                      NO. OF
                                                                     PURCHASE
                  ISSUED ON OR BEFORE                                 SHARES
                  --------------------------------------------------------------
                  September 14, 2005 (which are subject to
                  escrowing in accordance with the rules of
                  the TSX Venture Exchange)                       200,000 Shares

                  January 2, 2006                                 200,000 Shares
                                                                  --------------
                  TOTAL:                                          400,000 SHARES
                                                                  ==============
                  --------------------------------------------------------------

         (b)      paid to Marsa the aggregate sum of US$120,000 as follows:
                  --------------------------------------------------------------
                  PAID ON OR BEFORE                                        US$
                  --------------------------------------------------------------
                  January 2, 2005                                        $40,000
                  September 1, 2005                                      $40,000
                  January 2, 2006                                        $40,000
                                                                        --------
                  TOTAL:                                                $120,000
                                                                        ========
                  --------------------------------------------------------------

         (c) funded mineral exploration and development programs on the Bulakashu Property by incurring Mining Expenditures in the following total amounts during the following periods:

                  --------------------------------------------------------------

                  MINING EXPENDITURES INCURRED DURING                   AMOUNT
                  --------------------------------------------------------------

                  Calendar 2004 (incurred pursuant to the Loan
                  Agreement referenced in the BMC Agreement)         US $110,000

                  Calendar 2005 (Cdn$200,000 deemed to be equal to)  US $160,000
                                                                     -----------
                  TOTAL:                                             US $270,000
                                                                     ===========
                  --------------------------------------------------------------

         and as a result of the making of the said share and cash payments on or before January 2, 2006 and incurring of the 2004 and 2005 Calendar Year Mining Expenditures, BMC has earned a 10.5% beneficial interest in the Bulakashu Property.

6. Subsequent to the date hereof, in order for BMC to exercise the Option and acquire a beneficial interest in the Bulakashu Property, Centrasia must:

         (a) issue to Kantanna 625,000 shares in the capital of Centrasia (the "Purchase Shares"), to be issued to Kantanna on or before the dates and in the amounts shown below unless, at least 10 days before each such date, Kantanna delivers a written direction to Centrasia instructing Centrasia to issue the Purchase Shares to a nominee, in which event the Purchase Shares will be issued to the named nominee:

                  --------------------------------------------------------------
                  DATE                                    NO. OF PURCHASE SHARES
                  --------------------------------------------------------------

                  December 31, 2006                               250,000 Shares
                  December 31, 2007                               375,000 Shares
                                                                  --------------
                  TOTAL:                                          625,000 SHARES
                                                                  ==============
                  --------------------------------------------------------------

         (b) fund mineral exploration and development programs on the Bulakashu Property by incurring Mining Expenditures in the following total amounts during the following periods:

                  --------------------------------------------------------------
                  MINING EXPENDITURES TO BE INCURRED DURING              AMOUNT

                  Calendar 2006                                      US $690,000
                  Calendar 2007                                      US $650,000
                  Calendar 2008                                      US $750,000
                                                                   -------------
                  TOTAL:                                           US $2,360,000
                                                                   =============
                  --------------------------------------------------------------

                  Centrasia, BMC and Kantanna will use their best commercial efforts to produce and agree upon a budget for the program to be carried out in each calendar year.

                  In this Agreement, "Mining Expenditures" mean all cash, expenses, obligations and liabilities, other than for personal injury or property damage, of whatever kind or nature spent or incurred directly or indirectly in connection with the exploration, development or equipping of the Bulakashu Property or any portion thereof for commercial production including, without limiting the generality of the foregoing, assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, metallurgical testing, bulk sampling and pilot plant operations, in paying the fees, wages, salaries, traveling expenses and benefits of all persons engaged in work with respect to and for the benefit of the Bulakashu Property or any portion thereof, in paying for the food, lodging and other reasonable needs of such persons, in preparing any reports and in supervising and managing any work done with respect to and for the benefit of the Bulakashu Property or any portion thereof, for all moneys expended for all facilities, buildings, machinery and equipment in connection with the Bulakashu Property or any portion thereof, in paying any payments to keep the Bulakashu Property or any portion thereof in good standing, and all other work usually considered to be prospecting, exploration, development and mining work.

7. Upon making the share issuances, cash payments and incurring the Mining Expenditures referred to in Section 6 above, BMC shall have earned the following beneficial interests in the BMC Property in addition to the 10.5% interest referred to in Section 5 above:

         -----------------------------------------------------------------------
                                                             BENEFICIAL INTEREST
                                                                EARNED IN THE
         EVENT                                               BULAKASHU PROPERTY
         -----------------------------------------------------------------------
         Initial beneficial interest that BMC has earned to
         date (as referred to in Section 5 above)                    10.5%

         Upon the making of the share issuance to be made on
         or before December 31, 2006 and the incurring of the
         2006 Calendar Year Mining Expenditures                      27.0%

         Upon the making of the share issuance to be made on
         or before December 31, 2007 and the incurring of the
         2007 Calendar Year Mining Expenditures                      30.0%

         Upon the incurring of the 2008 Calendar Year Mining
         Expenditures                                                32.5%
                                                                   -------
         TOTAL BENEFICIAL INTEREST EARNED                           100.0%
                                                                   =======
         -----------------------------------------------------------------------

8. If, during any of calendar years 2006, 2007 or 2008, Centrasia fails to issue the Purchase Shares or incur the necessary Mining Expenditures for the applicable year on the Bulakashu Property as and when required pursuant to Section 6 above, or commits any other material breach of this Agreement, then Centrasia and Magellan shall cause BMC to transfer title to the BMC Property to Kantanna (or its nominee) and the parties shall thereafter be released from any further obligation hereunder.

9. At such time as BMC has defined on the Bulakashu Property an indicated reserve (as defined by JORC or CIM reserve standards) of not less than 300,000 ounces of gold, Centrasia will initiate a pre-feasibility study as a possible pre-cursor to production. If Kantanna desires to initiate a pre-feasibility study of the Bulakashu Property it may do so at any time, at its sole cost and expense.

10. (A) Centrasia will issue the MOU Shares and the Purchase Shares from treasury as fully-paid and non-assessable shares in the capital of Centrasia, free and clear of all liens, charges and encumbrances except as expressly provided for in this Section.

         (B) The MOU Shares and the Purchase Shares will be subject to a four month hold period from the date they are issued in each case from any sale in applicable jurisdictions in Canada or through the TSX Venture Exchange (the "Exchange").

         (C) The MOU Shares and the Purchase Shares have not been and will not be registered in the United States SECURITIES ACT OF 1933 (the "1933 Act"), or under any state securities or "blue sky" laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulation S under the SECURITIES ACT OF 1933, as amended, of the United States of America) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act. As such, the MOU Shares and the Purchase Shares will be subject to a one year hold period from and after the date they are issued in each case from sale in the United States.

11. For the purposes of this Agreement, the "Closing Date" shall be deemed to refer to the earlier of the date upon which BMC acquires a 100% beneficial interest in the Bulakashu Property pursuant to Section 7 above, or the date the provisions of Section 8 come into effect, if applicable. From the date hereof until the Closing Date, BMC will:

         (a)      not sell or dispose of the Licence;

         (b)      preserve, protect and maintain the Licence;

         (c) carry on its business as a natural resources exploration and development company (the "Business") in the ordinary course consistent with past practice and in compliance with all applicable laws, regulations and rules of all governmental authorities; and

         (d) not suffer or permit any encumbrance to attach to or affect any of the Licence.

12. Marsa and Kantanna, jointly and severally, do hereby represent and warrant to Centrasia and Magellan, with the intent that Centrasia and Magellan shall rely on such representations and warranties in entering into this Agreement and in closing the transactions contemplated hereby, that:

         (a) Marsa and BMC are each corporations duly incorporated, validly existing and in good standing under the laws of the Kyrgyz

                  Republic and Kantanna is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands;

         (b) Marsa has assigned all of its rights, title and interest in the BMC Agreement and the MOU to Kantanna;

         (c) BMC has the power and corporate capacity to carry on its Business;

         (d) Marsa is currently the sole participant of BMC and owns all of the right, title and interest in and to the entire participating interest in BMC, and no person has any right to acquire any participating interest in BMC from Marsa or otherwise, save and except as referred to in this Agreement;

         (e) BMC owns all of the right, title and interest in and to all its properties and assets, free and clear of all liens, charges, pledges, security interests and encumbrances whatsoever, save and except as referred to in this Agreement;

         (f) all of the licences, permits, approvals, consents, certificates, registrations and authorizations as are necessary or desirable in the ordinary course of the conduct of its Business have been obtained, are in good standing and are not terminable on the basis of the transfer of Marsa's participating interest in BMC to Magellan;

         (g) all registrations or filings with any governmental offices, domestic and foreign, as are necessary or advisable to evidence or protect or preserve any of BMC's assets or properties which are necessary to or used in its Business (the "Rights") have been made and the Rights are valid and enforceable;

         (h) there is no legal action pending or threatened by any person or entity relating to its participating interest in BMC, the Licence or the Business or any of them, nor is it aware of any claim by any person or entity that any of the Rights is or may be invalid or unenforceable;

         (i) BMC has not, in any manner whatsoever, granted, transferred, licensed or assigned or permitted to be granted, transferred, licensed or assigned any right or interest of any kind whatsoever in its assets or properties to any person or entity and BMC has not otherwise encumbered its assets or properties, save and except as referred to in this Agreement;

         (j) no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required or desirable in connection with the transfer of the participating interest in BMC from Marsa to Magellan pursuant to this Agreement, save and except for the necessary amendment to the BMC Charter;

         (k) the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of each of BMC, Marsa and Kantanna, and this Agreement constitutes a legal, valid and binding obligation of each of BMC, Marsa and Kantanna enforceable against each such party in accordance with its terms; and

         (l) neither the execution and delivery of this Agreement, nor the completion of the purchase and sale contemplated by this Agreement will:

                  (i) violate any of the terms and provisions of the constating documents or bylaws or articles of Kantanna, Marsa or BMC, or any order, decree, statute, by-law, regulation, covenant or restriction applicable to Kantanna, Marsa or BMC or any of their respective assets or properties;

                  (ii) give any person the right to terminate, suspend the operation of, cancel or remove any of its assets or properties; or

                  (iii) result in any fees, duties, taxes, assessments or other amounts relating to Marsa's participating interest in BMC or any of BMC's assets or properties becoming due or payable.

13. Each of Kantanna and Marsa will indemnify and hold each of Centrasia and Magellan harmless from and against:

         (a) any and all damages or deficiencies resulting from any misrepresentation, breach of warranty or non-fulfilment of any covenant on the part of Marsa or Kantanna under this Agreement; and

         (b) any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incidental to the foregoing.

14. Centrasia and Magellan jointly and severally represent and warrant to each of Kantanna and Marsa, with the intent that each of Kantanna and Marsa shall rely on these representations and warranties in entering into this Agreement and in concluding the transactions contemplated hereby, that:

         (a) Each of Centrasia and Magellan is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has the power and capacity to enter into this Agreement and carry out its terms;

         (b) Centrasia is currently authorized to issue an unlimited number of common shares without par value, of which 16,222,940 common shares are validly issued and outstanding as fully paid and non-assessable shares;

         (c) the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of each of Centrasia and Magellan and this Agreement constitutes a legal, valid and binding obligation of each such party enforceable against each such party in accordance with its terms; and

         (d) The MOU Shares and the Purchase Shares, when issued, will be issued as fully paid and non-assessable shares free and clear of all liens, charges, claims or encumbrances, except as expressly provided for in Section 10 of this Agreement.

15. All representations, warranties, covenants and agreements made by a party in this Agreement shall, unless otherwise expressly stated, survive the execution of this Agreement and the Closing Date.

16. Any notice required or permitted to be given under this Agreement will be in writing and may be given by hand delivering, sending by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, or sending by overnight courier, the notice to the address of the party set out above and in the case of:

         (a)      Centrasia or Magellan, with a copy to:

                  Thomas Rondeau LLP
                  PO Box 10037, Pacific Centre
                  Suite 1925, 700 West Georgia St.
                  Vancouver, BC  V7Y 1A1  CANADA

                  Attention: Mr. James L. Harris
                  Fax: 604-688-6995

         (b)      Marsa, to the following facsimile number:

                  Facsimile No.:  (996) (312) 55-94-34

         (or to such other address or number as any party may specify by notice in writing to another party). Any notice delivered or sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy on a business day will be deemed conclusively to have been effectively given on the day the notice was delivered, or the transmission was sent successfully to the number set out above, as the case may be. Any notice sent by overnight courier will be deemed conclusively to have been effectively given on the next business day after depositing with the courier.

17. Upon the transfer of Marsa's 100% participating interest in BMC to Magellan, this Agreement shall become effective and it shall then constitute the entire agreement between the parties with respect to the subject matter herein and in particular it shall supersede and replace the BMC Agreement and the MOU.

18. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

19. Unless otherwise provided, all dollar amounts referred to in this Agreement are in lawful money of the United States.

20. This Agreement will enure to the benefit of and be binding upon the parties and their respective administrators, successors, and assigns.

21. Wherever there is any conflict between any provision of this Agreement and any present or future statute, law, ordinance, or regulation against which the parties have no legal right to contract, the latter will prevail; but in such event the provision of this Agreement thus affected will be curtailed and limited only to the extent necessary to bring it within the requirements of the law. If any term, provision, covenant, or condition of this Agreement or the application thereof to any person or circumstance will, at any time or to any extent, be invalid, illegal, voidable, or unenforceable, then the remainder of this Agreement or the application thereof to persons or circumstances other than those as to whom it is held invalid, illegal, voidable, or unenforceable will not be affected thereby, and each term, provision, covenants, and condition of this Agreement will be and remain valid and enforceable to the fullest extent permitted by law. If any tribunal or Court of competent jurisdiction deems any provision hereof (other than for the payment of money) unreasonable, then the said tribunal or Court may declare a reasonable modification hereof, and this Agreement will be valid and enforceable, and the parties hereto will be bound by and perform the same, as so modified.

22. When the context hereof makes it possible, the word "person" appearing in this Agreement includes in its meaning any firm and any body corporate or politic.

23. This Agreement will be governed by and construed in accordance with the law of British Columbia. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration in the English language using a sole arbitrator under the rules of the British Columbia International Commercial Arbitration Centre. The appointing authority or tribunal shall be the British Columbia International Commercial Arbitration Centre. The case shall be administered by the British Columbia
         International Commercial Arbitration Centre in accordance with its Rules. The place of arbitration shall be Vancouver, British Columbia, Canada.

24. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

25. The parties will execute and deliver all such further documents, do or cause to be done all such further acts and things, and give all such further assurances as may be necessary to give full effect to the provisions and intent of this Agreement.

26.      Time is of the essence of this Agreement.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.


BULAKASHU MINING COMPANY LTD


Per: /s/ Oleg Kim
     ----------------------------
     Authorized Signatory



MARSA GOLD CORP.


Per: /s/ Dmitriy Vedeshkin-Ryabov
     ----------------------------
     Authorized Signatory



CENTRASIA MINING CORP.


Per: /s/ Douglas Turnbull
     ----------------------------
     Authorized Signatory



MAGELLAN GOLD (BVI) INC.


Per: /s/ Douglas Turnbull
     ----------------------------
     Authorized Signatory



KANTANNA COMPANY LIMITED


Per: /s/ Debbie Du Feu
     ----------------------------
     Authorized Signatory